Exhibit 99.1

Appendix 4C – Q1 FY20 Quarterly Cash Flow Report

Highlights:

●	Results of Phase 1 Clinical Trials for lead compound PBT434 announced

●	Presentation of clinical trial data at the 2019 International Congress of Parkinson’s Disease and Movement Disorders (MDS Congress) in France

●	Presentation at the Janney Healthcare conference in New York

●	Cash balance of $10.7M

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 October 2019. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), releases its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 30 September 2019 (Q1 FY20).

Phase 1 clinical trial results for Alterity’s lead compound PBT434 were announced this past quarter in July. PBT434 was found to be safe and well-tolerated in its human subjects with an adverse event profile comparable to placebo. The clinically tested doses achieved concentrations in brain that are potentially clinically relevant.

PBT434 looks to treat Parkinsonian disorders such as Parkinson’s disease (PD) and Multiple System Atrophy (MSA). These neurodegenerative diseases result from accumulation of aggregated alpha-synuclein protein. PBT434 was found to inhibit the alpha-synuclein aggregation, preserve neurons and improve motor function in animal models of PD and MSA.

Alterity presented the Phase 1 results at the MDS Congress in France on the 24th of September and at the Janney Healthcare Conference in New York City on the 10th of September. The conferences provided opportunities for the Company to network with other leaders in the industry along with global healthcare investors.

Cash at the end of the quarter was $10.7M compared to $14.4M in the previous quarter. Expenses predominantly related to completion of the PBT434 Phase 1 clinical trial and pre-clinical studies for future trials into PBT434. The Company anticipates receipt of $4.8M from the Australian Taxation Office relating to the R&D tax incentive for the 2019 financial year before the end of 2019.

Geoffrey Kempler, CEO of Alterity, said: “Completing the Phase 1 trials for PBT434 and having positive results from the study has helped Alterity raise its profile in the industry through events such as the MDS Congress and Janney Healthcare Conference. The Company now looks forward to updating investors and the industry on further trials into PBT434, which will occur in due course.”

END

Investor enquiries IR@alteritytherapeutics.com

Contact:

Investor Relations

Dylan Mark

E: dmark@we-buchan.com

Tp: +61 3 8866 1220

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

+Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity
Alterity Therapeutics Limited

ABN	Quarter ended (“current quarter”)
37 080 699 065	30 September 2019

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(2,964)	(2,964)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(20)	(20)
	(d) leased assets	-	-
	(e) staff costs	(978)	(978)
	(f) administration and corporate costs	(378)	(378)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	10	10
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(4,330)	(4,330)

+ See chapter 19 for defined terms
1 September 2016	Page 1

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows			Current quarter $A’000	Year to date (3 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a)	property, plant and equipment	-	-
	(b)	businesses (see item 10)	-	-
	(c)	investments	-	-
	(d)	intellectual property	-	-
	(e)	other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a)	property, plant and equipment	-	-
	(b)	businesses (see item 10)	-	-
	(c)	investments	-	-
	(d)	intellectual property	-	-
	(e)	other non-current assets	-	-
2.3	Cash flows from loans to other entities		-	-
2.4	Dividends received (see note 3)		-	-
2.5	Other (provide details if material)		-	-
2.6	Net cash from / (used in) investing activities		-	-

		Current quarter	Year to date (3 months)
Consolidated statement of cash flows		$A’000	$A’000

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	278	278
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	(12)	(12)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (receipt of funds upon expiry of term deposit towards rental guarantee)	-	-
3.10	Net cash from / (used in) financing activities	266	266

+ See chapter 19 for defined terms
1 September 2016	Page 2

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of quarter/year to date	14,400	14,400
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,330)	(4,330)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	266	266
4.5	Effect of movement in exchange rates on cash held	357	357
4.6	Cash and cash equivalents at end of quarter	10,693	10,693

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	8,688	11,388
5.2	Call deposits	2,005	3,012
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	10,693	14,400

6.	Payments to directors of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to these parties included in item 1.2	182
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

Salaries and directors’ fees. Excludes GST where applicable.

+ See chapter 19 for defined terms
1 September 2016	Page 3

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

7.	Payments to related entities of the entity and their associates	Current quarter $A'000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

-

8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
8.1	Loan facilities	-	-
8.2	Credit standby arrangements	-	-
8.3	Other (please specify)	-	-
8.4	Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

-

9.	Estimated cash outflows for next quarter	$A’000
9.1	Research and development	3,000
9.2	Product manufacturing and operating costs	-
9.3	advertising and marketing	40
9.4	Leased assets	-
9.5	Staff costs	1,000
9.6	Administration and corporate costs	600
9.7	Other (provide details if material)	-
9.8	Total estimated cash outflows	4,640

+ See chapter 19 for defined terms
1 September 2016	Page 4

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

10.	Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above)	Acquisitions	Disposals
10.1	Name of entity	-	-
10.2	Place of incorporation or registration	-	-
10.3	Consideration for acquisition or disposal	-	-
10.4	Total net assets	-	-
10.5	Nature of business	-	-

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:
	Company Secretary	Date: 30 October 2019

Print name:	Phillip Hains

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.	If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms
1 September 2016	Page 5